Exhibit 12.1

ENERGY TRANSFER EQUITY, L.P.
Computation of Ratio of Earnings to Fixed Charges
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2017	2016	2015	2014	2013
Fixed charges:
Interest expense	$1,922	$1,804	$1,622	$1,368	$1,221
Capitalized interest	286	201	164	101	45
Interest expense included in rental expense	18	17	27	10	16
Distribution to the Series A Convertible Redeemable Preferred Units	—	—	3	3	6
Total fixed charges	2,226	2,022	1,816	1,482	1,288
Earnings:
Income from continuing operations before income taxes	710	204	900	1,339	411
Less: equity in earnings of affiliates	144	270	276	332	236
Total earnings	566	(66)	624	1,007	175
Add:
Fixed charges	2,226	2,022	1,816	1,482	1,288
Amortization of capitalized interest	24	3	(21)	8	7
Distributed income of equity investees	297	268	409	291	236
Less:
Interest capitalized	(286)	(201)	(164)	(101)	(45)
Income available for fixed charges	$2,827	$2,026	$2,664	$2,687	$1,661

Ratio of earnings to fixed charges	1.27	1.00	1.47	1.81	1.29